Exhibit 99.3

 2024 Management Information Circular  3  Notice of annual meeting  of common shareholders of  Algonquin Power & Utilities Corp.  Business of the annual meeting of common shareholders  At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:  1.  2.  3.  4.  Receive the financial statements of the Corporation as at and for the year ended December 31, 2023 and the report of the auditor on the statements;  Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  Elect directors for the ensuing year;  Consider and, if thought fit, pass a resolution (the full text of which is set out on page 14 of the accompanying Management Information Circular (the “Circular”)) approving amendments to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, including  an increase in the number of common shares reserved for issuance from treasury under such plan;  Consider and, if thought fit, pass a resolution (the full text of which is set out on page 15 of the Circular) approving an amendment to the Corporation’s Employee Share Purchase Plan to increase the number of common shares reserved for issuance from treasury under such plan;  Consider and, if thought fit, pass a resolution (the full text of which is set out on page 16 of the Circular) approving an amendment to the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan to increase the number of common shares reserved for issuance from treasury under such plan;  Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 17 of the Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and  5.  6.  7.  8.  Consider any other business that may be properly brought before the meeting or any adjournment thereof.  By order of the Board of Directors,  Kenneth Moore,  Chair of the Board of Directors  April 18, 2024  When  Tuesday, June 4, 2024  at 1:00 p.m. (Eastern Time)  Where  Royal Bank Plaza, North Tower 200 Bay Street, Suite 1600 Toronto, Ontario